EXHIBIT 99.1

Report for the second quarter and half-year ended September 30, 2006

Infosys Technologies Limited
Regd. Office: Electronics City
Hosur Road, Bangalore 560 100, India
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

Letter to the shareholder

Dear Shareholder,

We are happy to report growth in the second quarter of the fiscal. Consolidated revenues grew by 50.4% over the corresponding quarter last fiscal, while consolidated net profits increased by 53.3%. In US GAAP terms, revenues increased by 42.4% over the corresponding quarter last fiscal. Consequently, we revised our revenue guidance for the year to 40.6% - 41.1% under US GAAP from 35.4% - 35.9% provided in July.

We benefited from the marginal depreciation of the Rupee during the quarter. Margins improved despite absorbing wage increases and other strategic investments. Pricing remained stable with an upward bias.

Our continued focus on offering multiple services and our end-to-end capability in delivering solutions helped us in growing client accounts. As of September 30, 2006, 232 clients are contributing over $1 million, 12 clients over $50 million and 2 clients over $100 million. Repeat business accounts for 95.2% of our revenues.

This quarter, we added 45 clients globally and continued our growth in Europe. Among key wins are the world's premier measurement company and a leading US cable provider offering cable TV, Internet, telephony and wireless services. We commenced a multi-year, multimillion-dollar infrastructure services engagement with a $2 billion company that designs and sells Internet Protocol (IP) routers for private and public access networks. Our legacy modernization services are helping a leading insurance company improve business capabilities, introduce products to market faster, increase IT flexibility and reduce operational costs.

Our enterprise services are enabling large companies, including a top US airline and a leading Finnish sports equipment manufacturer, to become more competitive. Clients across industry verticals - notably a North American brokerage firm, two global insurance majors, and two leading North American utility companies - are leveraging our Independent Validation Services.

Finacle ®, our universal banking solution, registered wins in the Middle East, Africa and South Asia, and was successfully rolled out at banks in Europe and India.

Progeon Limited, our business process outsourcing subsidiary, was renamed Infosys BPO Limited, effective August 29, 2006. Infosys BPO added 3 customers, including one of the world's largest telecom carriers and a leading US-based global provider of property, casualty and specialty insurance.

Infosys Technologies ( Shanghai) Co. Limited was renamed Infosys Technologies ( China) Co. Limited during the quarter. The subsidiary registered a number of new wins, including a leading global provider of integrated communications solutions and embedded electronic solutions, and a leading bank in Taiwan.

Our research and development arm filed for 14 patents in India and the US for process innovation in IT services. As of September 30, 2006, Infosys has filed for 58 patents in both countries.

The addition of 10,795 employees (gross), the highest in any quarter, boosted our global strength including subsidiaries to 66,150. We are increasing our investments in education and training, and improving the knowledge base of entry-level talent through the Infosys Campus Connect program. We have also put in place a long-term retention bonus plan for senior employees during the quarter.

Infosys won the 2006 SHRM (Society for Human Resource Management) Human Capital Leadership Award under the Innovative Business Solutions category. The SHRM awards recognize human resource leaders who serve as essential partners in developing and executing organizational strategy. SHRM is the world's largest association devoted to Human Resource Management, representing more than 210,000 individual members worldwide.

As we enter the third quarter, we seek your support to continue our journey toward excellence and profitability. On your behalf, we thank all Infoscions.

Bangalore October 11, 2006	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan Chief Operating Officer, President and Joint Managing Director

Select financial data (consolidated) - as per Indian GAAP

Profit and loss account data for the quarter ended

in Rs. crore, except per share data
	Sep 30, 2006	Sep 30, 2005	Year-on-year growth (%)	June 30, 2006	Sequential growth (%)
Income from software services, products and business process management	3,451	2,294	50.4	3,015	14.5
Software development and business process management expenses	1,833	1,212	51.2	1,666	10.0
Gross profit	1,618	1,082	49.5	1,349	19.9
Selling and marketing expenses	221	149	48.3	204	8.3
General and administration expenses	288	199	44.7	256	12.5
Operating profit before interest, depreciation and minority interest	1,109	734	51.1	889	24.7
Interest	-	-	-	-	-
Depreciation	122	96	27.1	106	15.1
Operating profit before tax, minority interest and exceptional items	987	638	54.7	783	26.1
Other income	66	44	50.0	128	(48.4)
Provision for investments	-	1	-	3	-
Net profit before tax, minority interest and exceptional items	1,053	681	54.6	908	16.0
Provision for taxation	123	69	78.3	106	16.0
Net profit after tax and before minority interest and exceptional items	930	612	52.0	802	16.0
Income on sale of investments, net of taxes	-	-	-	6	-
Net profit after tax, exceptional items and before minority interest	930	612	52.0	808	15.1
Minority interest	1	6	(83.3)	8	(87.5)
Net profit after tax, exceptional items and minority interest	929	606	53.3	800	16.1
Earnings per share* (Equity shares, par value Rs. 5/- each)
Before exceptional items
Basic	16.75	11.13	50.5	14.36	16.6
Diluted	16.37	10.82	51.3	14.02	16.8
After exceptional items
Basic	16.75	11.13	50.5	14.48	15.7
Diluted	16.37	10.82	51.3	14.14	15.8
*Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006

Balance sheet data as of

in Rs. crore
	Sep 30, 2006	Mar 31, 2006
Sources of funds
Shareholders' funds	8,599	6,966
Minority interest	10	68
	8,609	7,034
Application of funds
Fixed assets	2,932	2,226
Investments	2,819	755
Sundry debtors	2,085	1,608
Cash and bank balances	982	3,429
Deferred tax assets	79	65
Other net current assets	(288)	(1,049)
	8,609	7,034

Select financial data (consolidated) - as per US GAAP

Income statement for three months ended

in United States Dollar millions, except per share data
	Sep 30, 2006	Sep 30, 2005	Year-on-year growth (%)	June 30, 2006	Sequential growth (%)
Revenues	746	524	42.4	660	13.0
Cost of revenues	423	297	42.4	389	8.7
Gross profit	323	227	42.3	271	19.2
Operating expenses
Selling and marketing expenses	48	35	37.1	45	6.7
General and administrative expenses	63	46	37.0	56	12.5
Amortization of intangible assets	1	-	-	-	-
Total operating expenses	112	81	38.3	101	10.9
Operating income	211	146	44.5	170	24.1
Gain on sale of long-term investment	-	-	-	1	-
Other income, net	14	9	55.6	28	(50.0)
Income before income taxes and minority interest	225	155	45.2	199	13.1
Provision for income taxes	26	16	62.5	23	13.0
Income before minority interest	199	139	43.2	176	13.1
Minority interest	-	1	-	2	-
Net income	199	138	44.2	174	14.4
Earnings per equity share*
Basic	0.36	0.25	44.0	0.32	12.5
Diluted	0.35	0.25	40.0	0.31	12.9
*Adjusted for stock split

Balance sheet data as at

in United States Dollar millions
	Sep 30, 2006	Mar 31, 2006
Cash and cash equivalents	328	889
Investments in liquid mutual fund units	615	170
Trade accounts receivable, net of allowances	454	361
Property plant and equipment, net	540	491
Other assets	283	155
Total assets	2,220	2,066
Other liabilities	263	214
Minority interests	2	15
Total stockholders' equity	1,955	1,837
Total liabilities and stockholders' equity	2,220	2,066

Additional information to shareholders

Ratio analysis - Indian GAAP consolidated

	Quarter ended
	Sep 30, 2006	Sep 30, 2005	June 30, 2006
Software development expenses / total revenue (%)	53.12	52.83	55.26
Gross profit / total revenue (%)	46.88	47.17	44.74
SG&A expenses / total revenue (%)	14.75	15.17	15.26
Operating profit / total revenue (%)	32.14	32.00	29.49
Tax / PBT (%)	11.68	10.13	11.67
Days Sales Outstanding (DSO)	65	59	65
Cash and cash equivalents / total assets (%)*	50.26	58.26	43.74
ROCE (PBIT / average capital employed) (%) (LTM)	45.50	46.99	44.75
Return on average invested capital (%)* (LTM)	82.45	98.42	71.57
* Investments in liquid mutual fund units have been considered as cash and cash equivalents for the above ratio analysis
LTM - Last Twelve Months

Additional information

The following information for the quarter ended September 30, 2006, is available in the Investors' section of our website (www.infosys.com).

  Indian GAAP - Stand-alone :
    Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter and half-year ended September 30, 2006, and the related Auditors' Report
    At a glance, and
    Ratio Analysis
  Indian GAAP - Consolidated :
    Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter and half-year ended September 30, 2006 and the related Auditors' Report
  US GAAP :
    Quarterly Report on Form 6-K for the quarter ended September 30, 2006 filed with the United States Securities and Exchange Commission, including the US GAAP Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Risk Factors, and
    At a glance
  Shareholder Information
  Addresses of offices and subsidiaries

This Report is furnished to investors for informational purposes only. Investors should continue to rely on the official filed versions of financial statements and related information and not rely on this Report while making investment decisions. Investors in our securities registered and traded in the United States of America should rely on official filings with the United States Securities and Exchange Commission.

Safe harbor

Certain statements in this Report are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements related to our expectations regarding revenues for fiscal 2007 and our expectations regarding consolidated earnings per American Depositary Share. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and our Quarterly Report on Form 6-K for the quarter ended June 30, 2006. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.